                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: MINUCCI APPOINTED CHAIRMAN

STRENGTHENED PROCEDURE APPROVED IN CASE OF SALE OF TIM BRASIL

27 FEBRUARY BOARD MEETING ON GOVERNANCE EVOLUTION

TREND OF THE MAIN OPERATIVE AND MARKET INDICATORS FOR 2013 EXAMINED

Milan, 6 February 2014

The Board of Directors of Telecom Italia today appointed Aldo Minucci as Chairman of the Board of Directors, with the powers granted by law and the Bylaws, without any changes to the existing powers vested in the CEO, Marco Patuano. Director Aldo Minucci previously held the office of Vice Chairman.

The Board of Directors received the results of the analysis and drafting work entrusted to the management on 16 January 2014 for the purpose of establishing a procedure to manage any extraordinary transaction relating to Telecom Italia shareholdings in Tim Brazil group companies. The document was unanimously adopted, and is being published on the company's website.

The procedure meets the highest standards of governance and regulates the investigation and decision-making process for any transaction that may result in the transfer to any entity other than Telecom Italia of its holdings in the Tim Brasil Group. The procedure will also apply to possible transactions involving assets or branches of business for a value, even cumulative, exceeding 2 billion euros.

As decided in the meeting of 16 January, the Board of Directors then obtained the results of the governance benchmarking analysis, conducted on a panel including the largest listed companies on Borsa Italiana, as well as European peers. The purpose of the exercise was to gather information, rather than to make decisions.

The management received mandate to draw up a proposal on how to evolve the existing governance, aimed at aligning Telecom Italia with the best practice; the Board of Directors will examine it in a meeting on 27 February in view of the formulation of its indications on the structure of the new Board to be appointed on 16 April 2014 by the Shareholders' Meeting.

The Board also examined the trend of the main operating and market indicators which, in consideration of the available evidence, indicate, with reference to the guidance for the full year 2013:

- the reduction of the Group's adjusted net financial position at 31 December 2013 to a level below 27 billion euros, in line with the target;

- the Group and Domestic organic EBITDA trends to be in line with the targets, as communicated in August 2013;

- the performance of the Group and the Domestic organic revenues to be slightly lower than the target stated in February 2013, also due to the effect of the competitive dynamics and the changed national regulatory conditions.

Overall the recent trend of the domestic operations shows signs of gradual improvement, in line with the new targets of the 2014-2016 Plan.

The Board of Directors will examine the financial results for the year 2013 in the meeting scheduled for 6 March 2014. The collection of these data is in progress: the indications stated in this press release are based on assumptions deemed to be reasonable, but they should be considered preliminary and subject to change.

Finally, the Board of Directors decided to cancel the 'hybrid' bond issue programme for a total of 3 billion euros.

Telecom Italia Ufficio Stampa +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 6th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager